EXHIBIT X

HRG GROUP, INC.
450 Park Avenue, 29th Floor
New York, NY 10022
(212) 906-8555

                                                December 19, 2017

Special Committee of the Board of Directors
Spectrum Brands Holdings, Inc.
3001 Deming Way
Middleton, WI 53562

Ladies and Gentlemen:

We have had several discussions about a potential transaction between HRG Group Inc. (“HRG”) and Spectrum Brands Holdings, Inc. (“Spectrum”). We are desirous to reach agreement, and in order to facilitate discussions between the Spectrum special committee and your shareholders, we wanted to make public our proposal so you can receive input from your shareholders.

To this end, HRG is interested in pursuing a merger transaction whereby:

•	the existing HRG/Spectrum holding company structure is collapsed;

•	the HRG stockholders’ ownership in the combined enterprise will equal the number of Spectrum shares held by HRG pre-merger on a 1-for-1 basis, which will be adjusted based on HRG’s net debt at closing divided by the VWAP of the Spectrum shares during the 20 day period prior to closing;

•	in exchange for terminating HRG’s existing shareholders agreement and other governance arrangements relating to Spectrum and conveying HRG’s over $1.5 billion in gross tax attributes to Spectrum, the pre-merger HRG stockholders receive an additional $200 million cash payment;

•	HRG designates three members of the post-merger company’s board of directors, with Spectrum designating the rest;

•	HRG agrees not to purchase or sell any Spectrum shares prior to the closing of the merger and HRG’s two largest stockholders each agrees to a post-closing lock-up prohibiting purchasing or selling any shares in the combined company for 12 months after closing; and

•	each of HRG and Spectrum bear their own costs and expenses in connection with the transaction.

Any merger agreement would be subject to the approval of a special committee of the disinterested and independent directors of Spectrum and, in addition to other customary closing conditions, the merger would require the non-waivable “majority of the minority” approval of the Spectrum shareholders.

We are very enthusiastic about our ownership interest in Spectrum and its future, and will remain so whether or not a merger is consummated. We are available to discuss the foregoing at your convenience.

Very truly yours,

/s/ Joseph Steinberg

Joseph Steinberg